

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 16, 2022

George Sharp
President and Director
Stratos Renewables Corp
3535 Executive Terminal Drive
Henderson, NV 89052

> **Re: Stratos Renewables Corp**
> **Registration Statement on Form 10-12G**
> **Filed January 7, 2022**
> **File No. 000-53187**

Dear Mr. Sharp:

   We issued comments to you on the above captioned filing on January 26, 2022. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by March 2, 2022.

   If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

   Please contact Tyler Howes at 202-551-3370 or Suzanne Hayes at 202-551-3675 with any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Life Sciences

cc: Ernest Stern, Esq.